

Mail Stop 3233

December 14, 2015

Via E-mail
David Sobelman
Chairman of the Board, President, Secretary, Treasurer
Generation Income Properties, Inc.
1000 North Ashley Drive
Suite 610
Tampa, FL 33602

> **Re:** **Generation Income Properties, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 17, 2015**
> **File No. 024-10481**

Dear Mr. Sobelman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2015 letter.

General

1. We note your response to comment 1 of our letter. We note that you intend to utilize Calkaine Companies and its subsidiaries to provide you services. Please provide a compensation table relating to these entities in accordance with Item 4 of Industry Guide 5. Additionally, please advise whether Calkaine Companies or its affiliates have sponsored programs within the meaning of Guide 5, and, if so, please provide the prior performance disclosure required by Item 8 and Appendix II. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

Market Data, page 4

2.   We note the statement that you cannot assure the accuracy or completeness of the data prepared by other sources. This statement appears to disclaim the issuer's responsibility for information in the offering circular. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. Additionally, we note that certain disclosures are attributed to third-party sources, such as Real Capital Analytics. Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Item 17(11) of Part II of Form 1-A.

Risk Factors, page 12

3.   We note your response to comment 6 and your revised disclosure on page 13. We reissue our comment in part. Please expand your risk factor to disclose that if you pay distributions in excess of earnings, this could result in further dilution to shareholders.

We may incur mortgage indebtedness and other borrowings…, page 26

4.   We note your response to comment 8. We were not able to locate your revisions in response to this comment and therefore reissue our comment. We note your reference to independent directors. It does not appear that you have any independent directors. Please advise or revise your disclosure as appropriate.

        You may contact Shannon Sobotka at (202)551-3856, or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Dan Mirman, Esq. (*via e-mail*)

June 2015